# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GoodRx Holdings, Inc., CIK 0001809519
CUSIP: 38246G108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2701 OLYMPIC BOULEVARD, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 08/19/2026
Filed by CIK 0001622902
Persons authorized to receive notices and communications: Steve Eisner, One Letterman Drive, Building C - Suite 410, San Francisco, California (CA), 94129, (415) 418-2900; Kate Evers, One Letterman Drive, Building C - Suite 410, San Francisco, California (CA), 94129, (415) 418-2900

## Reporting persons
- Francisco Partners IV, L.P. (CIK 0001622902): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 35,023,391; sole dispositive power 0; shared dispositive power 35,023,391; aggregate amount beneficially owned 35,023,391 (21.9% of the class)
  Comment: Calculated assuming 159,759,385 shares of Class A Common Stock ("Class A Shares") outstanding, based upon 107,181,201 Class A Shares outstanding as of July 28, 2026 as reported on the Issuer's Form 10-Q filed on August 5, 2026 (the "10-Q"), as increased the 52,578,184 Class A Shares issuable upon conversion of an equivalent number of shares of Class B Common Stock ("Class B Shares"), held by the Reporting Persons.
- Francisco Partners IV-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 17,554,793; sole dispositive power 0; shared dispositive power 17,554,793; aggregate amount beneficially owned 17,554,793 (11% of the class)
  Comment: Calculated assuming 159,759,385 Class A Shares outstanding, based upon 107,181,201 Class A Shares outstanding as of July 28, 2026 as reported on the Issuer's Form 10-Q filed on August 5, 2026 (the "10-Q"), as increased the 52,578,184 Class A Shares issuable upon conversion of an equivalent number of Class B Shares, held by the Reporting Persons.
- Francisco Partners GP IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 52,578,184; sole dispositive power 0; shared dispositive power 52,578,184; aggregate amount beneficially owned 52,578,184 (32.9% of the class)
  Comment: Calculated assuming 159,759,385 Class A Shares outstanding, based upon 107,181,201 Class A Shares outstanding as of July 28, 2026 as reported on the Issuer's Form 10-Q filed on August 5, 2026 (the "10-Q"), as increased the 52,578,184 Class A Shares issuable upon conversion of an equivalent number of Class B Shares, held by the Reporting Persons.
- Francisco Partners GP IV Management Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 52,578,184; sole dispositive power 0; shared dispositive power 52,578,184; aggregate amount beneficially owned 52,578,184 (32.9% of the class)
  Comment: Calculated assuming 159,759,385 Class A Shares outstanding, based upon 107,181,201 Class A Shares outstanding as of July 28, 2026 as reported on the Issuer's Form 10-Q filed on August 5, 2026 (the "10-Q"), as increased the 52,578,184 Class A Shares issuable upon conversion of an equivalent number of Class B Shares, held by the Reporting Persons.
- Francisco Partners Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 52,578,184; sole dispositive power 0; shared dispositive power 52,578,184; aggregate amount beneficially owned 52,578,184 (32.9% of the class)
  Comment: Calculated assuming 159,759,385 Class A Shares outstanding, based upon 107,181,201 Class A Shares outstanding as of July 28, 2026 as reported on the Issuer's Form 10-Q filed on August 5, 2026 (the "10-Q"), as increased the 52,578,184 Class A Shares issuable upon conversion of an equivalent number of Class B Shares, held by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: GoodRx Holdings, Inc.
Address of issuer's principal executive offices: 2701 OLYMPIC BOULEVARD, SANTA MONICA, California (CA), 90404
Comment: This Amendment No. 3 ("Amendment No. 3") is being filed by the undersigned to amend the Schedule 13D filed with the SEC on June 1, 2021, as amended by Amendment No. 1, filed with the SEC on March 8, 2024, as amended by Amendment No. 2, filed with the SEC on February 18, 2025 (the "Original 13D" and, as amended by Amendment No. 3, the "Schedule 13D") relating to shares of common stock (the "Common Stock"), of GoodRx Holdings, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 2701 Olympic Boulevard, Santa Monica, California 90404. Except as set forth herein, the Original 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 and Amendment No. 2 have the meanings set forth in the Original 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original 13D is hereby amended to include the following at the end thereof:

On August 20, 2026, Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. converted 4,995,903 and 2,504,097 Class B Shares to Class A Shares and distributed in kind 3,596,648 and 1,142,357 Class A Shares, respectively, to their respective general partner and limited partners, and each such general partner in turn distributed such Class A Shares to its ultimate direct or indirect partners (such distributing entity the "FP Entities" and the "August 2026 Francisco Partners Distribution"), in each case, pro rata and for no consideration. In addition, on such date, the remaining 2,743,043 Class A Shares received upon such conversion were sold by the FP Entities for an aggregate consideration of $9,678,731.4997, which proceeds were distributed to their respective partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth on lines 11 and 13 of each cover page hereto is incorporated by reference into this Item 5(a).

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Class A Shares and percentage of Class A Shares beneficially owned by each of the Reporting Persons (assuming conversion of the Class B Shares held by the Reporting Persons), assuming 159,759,385 Class A Shares outstanding, based upon 107,181,201 Class A Shares outstanding as of July 28, 2026 as reported on the 10-Q, as increased by 52,578,184 Class B Shares held by the Reporting Persons following the August 2026 Francisco Partners Distribution.

Shared Sole power Shared
Sole power power to to dispose power to
Amount to vote or vote or to or to direct dispose or to
beneficially Percent to direct direct the the direct the
Reporting Person owned of class the vote vote disposition disposition

Francisco Partners IV, L.P. 35,023,391 21.9% 0 35,023,391 0 35,023,391
Francisco Partners IV-A, L.P. 17,554,793 11.0% 0 17,554,793 0 17,554,793
Francisco Partners GP IV, L.P. 52,578,184 32.9% 0 52,578,184 0 52,578,184
Francisco Partners GP IV Management Limited 52,578,184 32.9% 0 52,578,184 0 52,578,184
Francisco Partners Management, L.P. 52,578,184 32.9% 0 52,578,184 0 52,578,184

Francisco Partners IV, L.P. is the record holder of 35,023,391 Class B Shares. Francisco Partners IV-A, L.P. is the record holder of 17,554,793 Class B Shares. The Class B Shares are convertible to Class A Shares on a one-to-one basis.

Francisco Partners GP IV, L.P. is the general partner of each of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. Francisco Partners GP IV Management Limited is the general partner of Francisco Partners GP IV, L.P. Francisco Partners Management, L.P. serves as the investment manager for each of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. Voting and disposition decisions at Francisco Partners Management, L.P. with respect to the shares of Class B Common Stock held by Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. are made by an investment committee. Each of Francisco Partners Management, L.P., Francisco Partners GP IV Management Limited, and Francisco Partners GP IV, L.P. may be deemed to share voting and dispositive power over the Class B Shares held, but disclaims beneficial ownership.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Stockholders acknowledge and agree that they are acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other Stockholders are not the subject of this Schedule 13D and accordingly, none of the other Stockholders are included as reporting persons herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth on lines 7-10 of each cover page hereto and in Item 5(a) hereof is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except for the August 2026 Francisco Partners Distribution and sales disclosed in Item 4, the reporting persons have not effected any transactions with respect to the Class A Shares within the prior 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement, incorporated by reference to Exhibit 1 to the Original 13D.

## Signatures
- Francisco Partners IV, L.P.: By: Francisco Partners GP IV, L.P., its general partner/By: Francisco Partners GP IV Management Limited, its general partner, /s/ Steve Eisner, Steve Eisner/General Counsel (08/26/2026)
- Francisco Partners IV-A, L.P.: By: Francisco Partners GP IV, L.P., its general partner/By: Francisco Partners GP IV Management Limited, its general partner, /s/ Steve Eisner, Steve Eisner/General Counsel (08/26/2026)
- Francisco Partners GP IV, L.P.: By: Francisco Partners GP IV Management Limited, its general partner, /s/ Steve Eisner, Steve Eisner/General Counsel (08/26/2026)
- Francisco Partners GP IV Management Limited: /s/ Steve Eisner, Steve Eisner/General Counsel (08/26/2026)
- Francisco Partners Management, L.P.: /s/ Steve Eisner, Steve Eisner/General Counsel (08/26/2026)